UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION
------------------------------------------------------:
                                                      :
                    In the Matter of                  :
                                                      :
          AMERICAN ELECTRIC POWER COMPANY, INC.       :     CERTIFICATE
                  Columbus, Ohio  43215               :         OF
                                                      :     NOTIFICATION
                        (70-5943)                     :
                                                      :
       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935     :
------------------------------------------------------:

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996, HCAR No. 26553, dated August 13, 1996 and HCAR No. 27186, dated June 14, 2000 in file 70-9381) during the period from July 1, 2000, through September 30, 2000, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 469,233 shares of the Company's Common Stock, at a total purchase price of $17,603,132.42. These transactions are set forth in more detail in the attached
Schedule I, incorporated herein by reference.


                              AMERICAN ELECTRIC POWER COMPANY, INC.


                              By:       /s/ John F. DiLorenzo, Jr.
                                  ---------------------------------
                                              Secretary
Dated:  November 9, 2000

                                  SCHEDULE I
                                      to
                    CERTIFICATE OF NOTIFICATION (#70-5943)
                                      of
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                  For the Period July 1 - September 30, 2000

TRANSACTIONS THIS PERIOD:

                           - ORIGINAL ISSUE SHARES -

                    SHARES                 PRICE                TOTAL
   PERIOD           ISSUED               PER SHARE          PURCHASE PRICE

 TOTAL O/I
  PURCHASE            -0-                                        $-0-
                      ===                                         ===

                           - OPEN MARKET PURCHASES -

                      SHARES           AVERAGE PRICE            TOTAL
     DATE           PURCHASED            PER SHARE          PURCHASE PRICE
  07/05/2000          7,651               30.662                 $ 234,594.96
  07/11/2000          12,092              32.625                   394,501.50
  07/18/2000          6,452               33.188                   214,128.98
  07/25/2000          6,743               33.635                   226,800.81
  08/01/2000          7,526               33.992                   255,823.79
  08/08/2000          8,804               35.250                   310,341.00
  08/15/2000          4,588               35.313                   162,016.04
  08/22/2000          3,936               35.875                   141,204.00
  08/29/2000          3,628               34.750                   126,073.00
  09/05/2000          3,178               36.250                   115,202.50
  09/05/2000          60,000              36.250                 2,175,000.00
  09/06/2000          60,000              37.250                 2,235,000.00
  09/07/2000          60,000              37.875                 2,272,500.00
  09/08/2000          60,000              38.720                 2,323,200.00
  09/11/2000          60,000              39.500                 2,370,000.00
  09/12/2000          7,029               38.688                   271,937.95
  09/12/2000          60,000              38.964                 2,337,840.00
  09/13/2000          30,205              38.625                 1,166,668.13
  09/19/2000          3,020               37.188                   112,307.76
  09/26/2000          4,381               36.063                   157,992.00

     TOTAL
 O/M PURCHASE        469,233                                   $17,603,132.42
                     =======                                   ==============

                        - TOTAL ACTIVITY THIS PERIOD -

                          SHARES                                 TOTAL
                        PURCHASED                            PURCHASE PRICE
O/I Shares                 -0-                                $ -0-
O/M Purchases            469,233                             17,603,132.42
                         -------                             -------------
TOTAL ACTIVITY           469,233                             $17,603,132.42
                         =======                             ==============

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July 1 - September 30, 2000



CUMULATIVE SUMMARY OF TRANSACTIONS:

                           - ORIGINAL ISSUE SHARES -

                                                                  TOTAL
                                          SHARES ISSUED      PURCHASE PRICE

Totals from last report                     47,773,594     $1,008,340,148.37
Transactions this period                       -0-                -0-

   Total Original Issue Shares              47,773,594     $1,008,340,148.37
                                            ==========      ================


                           - OPEN MARKET PURCHASES -

                                                                  TOTAL
                                          SHARES ISSUED      PURCHASE PRICE

Totals from last report                     21,341,330       $648,502,643.41
Transactions this period                       469,233         17,603,132.42
                                               -------         -------------

   Total Open Market Shares                 21,810,563       $666,105,775.83
                                            ==========        ==============